UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*
(Amendment No.  3)

AMEDISYS, INC.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

023436108

(CUSIP Number)

David J. Sorkin, Esq.

Kohlberg Kravis Roberts & Co. L.P.

9 West 57th Street, Suite 4200

New York, NY 10019

(212) 750-8300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons Spruce Investors Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,390,871

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,390,871

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,390,871

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.4%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons Spruce Holdings Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,390,871

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,390,871

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,390,871

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.4%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Special Situations (Offshore) Fund L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,390,871

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,390,871

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,390,871

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.4%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Special Situations (Domestic) Fund L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,390,871

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,390,871

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,390,871

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.4%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Special Situations (Offshore) Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,390,871

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,390,871

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,390,871

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.4%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Special Situations (Domestic) Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,390,871

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,390,871

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,390,871

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.4%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Fund Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,390,871

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,390,871

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,390,871

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.4%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Fund Holdings GP Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,390,871

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,390,871

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,390,871

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.4%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KAM Fund Advisors LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,391,780

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,391,780

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,391,780

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 7.4%

14	Type of Reporting Person (See Instructions) IA

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Asset Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,246,115

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,246,115

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,246,115

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.1%

14	Type of Reporting Person (See Instructions) IA

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons Kohlberg Kravis Roberts & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,246,115

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,246,115

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,246,115

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Management Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,246,115

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,246,115

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,246,115

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Management Holdings Corp.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,246,115

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,246,115

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,246,115

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.1%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Group Holdings L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,246,115

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,246,115

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,246,115

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Group Limited

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,246,115

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,246,115

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,246,115

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.1%

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR & Co. L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,246,115

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,246,115

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,246,115

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.1%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons KKR Management LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,246,115

	8	Shared Voting Power 0

	9	Sole Dispositive Power 4,246,115

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,246,115

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.1%

14	Type of Reporting Person (See Instructions) OO

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons Henry R. Kravis

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,246,115

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,246,115

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,246,115

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.1%

14	Type of Reporting Person (See Instructions) IN

SCHEDULE 13D

CUSIP No. 023436108

1	Names of Reporting Persons George R. Roberts

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 4,246,115

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 4,246,115

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,246,115

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 13.1%

14	Type of Reporting Person (See Instructions) IN

This Amendment No.3 to the Schedule 13D (this “Amendment No. 3”) filed by the Reporting Persons (as defined below) relates to the acquisition of an additional 811,115 shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Amedisys, Inc. (the “Issuer”) by the Reporting Persons since the date of the Amendment No. 2 to the Statement on Schedule 13D filed on October 23, 2013 (the “Amendment No. 2”). This Amendment No. 3 amends and supplements the Schedule 13D filed on August 8, 2013, as amended by Amendment No. 1 to the Schedule 13D filed on October 11, 2013 and Amendment No. 2 (as so amended, this “Schedule 13D”), filed with respect to the Common Stock of the Issuer. Except as otherwise specified in this Amendment No. 3, all previous Items are unchanged.  Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This statement on Schedule 13D is being filed by:

(i)                                     Spruce Investors Limited, a Cayman Islands limited company (“Spruce Investors”)

(ii)                                  Spruce Holdings Limited, a Cayman Islands limited company (“Spruce Holdings”)

(iii)                               KKR Special Situations (Offshore) Fund L.P. , a Cayman Islands limited partnership (“Offshore LP”)

(iv)                              KKR Special Situations (Domestic) Fund L.P., a Cayman Islands limited partnership (“Domestic LP”)

(v)                                 KKR Special Situations (Domestic) Limited, a Cayman Islands limited company (“Domestic Limited”)

(vi)                              KKR Special Situations (Offshore) Limited, a Cayman Islands limited company (“Offshore Limited”)

(vii)                           KKR Fund Holdings L.P.,  a Cayman Islands limited partnership (“KKR Fund Holdings”)

(viii)                        KKR Fund Holdings GP Limited, a Cayman Islands limited company (“KKR Fund Holdings GP”)

(ix)                              KAM Fund Advisors LLC, a Delaware limited liability company (“KAM Fund Advisors” and collectively

(x)                                 KKR Asset Management LLC, a Delaware limited liability company (“KAM”);

(xi)                              Kohlberg Kravis Roberts & Co. L.P., a Delaware limited partnership (“Kohlberg Kravis Roberts & Co.”);

(xii) KKR Management Holdings L.P., a Delaware limited partnership (“KKR Management Holdings”);

(xiii) KKR Management Holdings Corp., a Delaware corporation (“KKR Management Holdings Corp.”);

(xiv) KKR Group Holdings L.P., a Cayman Islands limited partnership (“KKR Group Holdings”);

(xv) KKR Group Limited, a Cayman Islands limited company (“KKR Group”);

(xvi) KKR & Co. L.P., a Delaware limited partnership (“KKR & Co.”);

(xvii) KKR Management LLC, a Delaware limited liability company (“KKR Management”);

(xviii) Henry R. Kravis, a United States citizen; and

(xix) George R. Roberts, a United States citizen (the entities and persons listed in items (i) through (xix) are collectively referred to herein as the “Reporting Persons”).

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

KAM acts, through its subsidiaries including KAM Fund Advisors, as an investment advisor for a number of client accounts, including Spruce Investors, which client accounts purchased the securities reported herein as beneficially owned for a total purchase price of $55,210,866. The source of funds for such transactions was cash available in the client accounts.

Item 5.   Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 are hereby amended and restated in their entirety to read as follows:

(a)-(b) As an investment advisor to a number of client accounts, as of November 13, 2013, KAM may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) 4,246,115 shares of Common Stock (the “Total Reported Shares”), which represents approximately 13.1% of the Common Stock outstanding, based on 32,460,456 shares of Common Stock outstanding as of November 7, 2013, as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 12, 2013.

As of November 13, 2013, Spruce Investors has directly acquired, and may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) 2,390,871shares of Common Stock (which, for the avoidance of doubt, are included in the Total Reported Shares), which represents approximately 7.4% of the Common Stock outstanding.  In addition, as an investment advisor to Spruce Investors and one other client, KAM Fund Advisors, a direct wholly-owned subsidiary of KAM, may be deemed to have the power to vote or direct the vote of (and the power to dispose or direct the disposition of) a total of 2,391,780 shares of Common Stock (which, for the avoidance of doubt, are included in the Total Reported Shares), which represents approximately 7.4% of the Common Stock outstanding.

Each of Kohlberg Kravis Roberts & Co. (as the holder of all of the outstanding equity interests in KAM), Spruce Holdings and Domestic LP (as the holders of all of the outstanding equity interests of Spruce Investors), Offshore LP (as the holder of all of the outstanding equity interests of Spruce Holdings), Domestic Limited (as the general partner of Domestic LP), Offshore Limited (as the general partner of Offshore LP), KKR Fund Holdings (as the holder of all of the outstanding equity interests of Offshore Limited), KKR Fund Holdings GP (as a general partner of KKR Fund Holdings), KKR Management Holdings (as the holder of all of the outstanding equity interests of Domestic Limited and the general partner of Kohlberg Kravis Roberts & Co.), KKR Management Holdings Corp. (as the general partner of KKR Management Holdings), KKR Group Holdings (as the holder of all of the outstanding equity interests in KKR Fund Holdings GP, a general partner of KKR Fund Holdings, and the sole shareholder of KKR Management Holdings Corp.), KKR Group (as the general partner of KKR Group Holdings), KKR & Co. (as the sole shareholder of KKR Group), KKR Management (as the general partner of KKR & Co.) and Messrs. Kravis and Roberts (as the designated members of KKR Management) may also be deemed to beneficially own some or all of the shares of Common Stock owned by the client accounts and reported herein.  None of Messrs. Fisher, Janetschek, Sorkin, Farr or McFerran or Ms. Macarchuk beneficially owns any shares of Common Stock.  The filing of this Schedule 13D shall not be construed as an admission that any person listed in Item 2 or this Item 5 is the beneficial owner of any securities covered by this statement.

(c) The accounts over which KAM exercises investment control acquired a total of 811,115 shares of Common Stock in open market purchases on NASDAQ Global Select Market from the date of the Amendment No 2. through November 13, 2013 as follows:

Date	Shares of Common Stock Purchased	Weighted Average Purchase Price
October 30, 2013	29,615	$15.9382
November 12, 2013	481,500	$14.3464
November 13, 2013	300,000	$13.3677

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2013

SPRUCE INVESTORS LIMITED

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

SPRUCE HOLDINGS LIMITED

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR SPECIAL SITUATIONS (OFFSHORE) FUND L.P.

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR SPECIAL SITUATIONS (DOMESTIC) FUND L.P.

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR SPECIAL SITUATIONS (OFFSHORE) LIMITED

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR SPECIAL SITUATIONS (DOMESTIC) LIMITED

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR FUND HOLDINGS L.P.

By:	KKR Fund Holdings GP Limited, a general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR FUND HOLDINGS GP LIMITED

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KAM FUND ADVISORS LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: Authorized Signatory

KKR ASSET MANAGEMENT LLC

By:	/s/ Nicole J. Macarchuk
Name: Nicole J. Macarchuk
Title: General Counsel

KOHLBERG KRAVIS ROBERTS & CO. L.P.

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS L.P.

By:	KKR Management Holdings Corp., its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT HOLDINGS CORP.

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR GROUP HOLDINGS L.P.

By:	KKR Group Limited, its general partner

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

KKR GROUP LIMITED

By:	/s/ Richard J. Kreider
Name: Richard J. Kreider
Title: Attorney-in-fact for William J. Janetschek, Director

CUSIP No. 023436108

KKR & CO. L.P.

	By:	KKR Management LLC, its general partner

	By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

KKR MANAGEMENT LLC

	By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact for William J. Janetschek, Chief Financial Officer

HENRY R. KRAVIS

	By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact

GEORGE R. ROBERTS

	By:	/s/ Richard J. Kreider
Name: Richard J. Kreider Title: Attorney-in-fact